STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D25750-P45187

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors recommends a vote FOR Proposals 1, 2, 3, 4 & 5.

		For	Against	Abstain
1.	Re-election or initial election (as applicable) of the following nominees to serve as directors of the Company until the next annual general meeting of shareholders:			
1a.	Dov Ofer	☐	☐	☐
1b.	Zeev Holtzman	☐	☐	☐
1c.	John J. McEleney	☐	☐	☐
1d.	Ziva Patir	☐	☐	☐
1e.	David Reis	☐	☐	☐
1f.	Michael Schoellhorn	☐	☐	☐
1g.	Yair Seroussi	☐	☐	☐
1h.	Adina Shorr	☐	☐	☐
2.	Approval of the continuation of the payment of the current annual compensation packages (consisting of annual cash fees for Board and committee service, annual option grants and per meeting cash fees) to the non-employee directors of the Company in respect of their directorship services on the Company's Board of Directors (the "**Board**").	☐	☐	☐
3.	Approval of compensation for the Company's new Chairman of the Board, Dov Ofer.	☐	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

		For	Against	Abstain
4.	Approval of an increase by 500,000 in the number of ordinary shares available for issuance under the Company's 2012 Omnibus Equity Incentive Plan.	☐	☐	☐
5.	Approval of amendment to Compensation Policy to amend D&O insurance coverage and premium/deductible parameters.	☐	☐	☐

		For	Against
5a.	The undersigned hereby confirms that he, she or it is not a "controlling shareholder" (under the Israeli Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a "personal interest" under the Israeli Companies Law, as described in the Proxy Statement) in the approval of Proposal 5 [MUST COMPLETE].	☐	☐

		For	Against	Abstain
6.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2020 and until the Company's next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.	☐	☐	☐

NOTE: PLEASE BE CERTAIN TO FILL IN THE BOX "FOR" IN ITEM 5A ABOVE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 5.

If you are a controlling shareholder or have a conflict of interest in the approval of Proposal 5, you should check the box "AGAINST" in Item 5A above. Under the Israeli Companies Law, your vote on Proposal 5 will not be counted unless you check either such box in Item 5A.

Please see "Required Vote" in Proposal 5 in the Proxy Statement for more information.

The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2020 Annual General Meeting of Shareholders of Stratasys Ltd. (the "**Annual Meeting**") or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of 2020 Annual General Meeting was published via press release and Form 6-K on October 19, 2020.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

STRATASYS LTD.
2020 Annual General Meeting of Shareholders
5:00 p.m. Israel Time
November 30, 2020

Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

To obtain directions to the location of the 2020 Annual General Meeting of Shareholders, you can contact Investor Relations at:

Stratasys Ltd.
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Yonah Lloyd - Vice President of Investor Relations
Email: Yonah.Lloyd@stratasys.com

D25751-P45187

c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, MN 55344-2020

1 Holtzman Street
Science Park, P.O. Box 2496
Rehovot 76124, Israel

PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "**Company**"), hereby appoints Lilach Payorski, David Chertok and Jonathan M. Nathan, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned holds of record as of October 21, 2020, at the 2020 Annual General Meeting of Shareholders of the Company to be held at 5:00 p.m., Israel Time, on November 30, 2020 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1, 2, 3, 4, 5 AND 6 (IN THE CASE OF 5, PROVIDED THAT THE UNDERSIGNED ALSO COMPLETES ITEM 5A) AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

If you have any questions concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company's Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com.

Continued and to be signed on reverse side